EXHIBIT (a)(1)(L)

NEWS RELEASE

Editorial Contacts:	Investor Contacts:

Yvette Huygen	Steve Shevick
Synopsys, Inc.	Synopsys, Inc.
(650) 584-4547	(650) 584-4880
yvetteh@synopsys.com	shevick@synopsys.com

SYNOPSYS ACCEPTS SHARES IN NUMERICAL TENDER OFFER AND

COMMENCES SUBSEQUENT OFFERING PERIOD UNTIL 12:00 MIDNIGHT,

NEW YORK CITY TIME ON THURSDAY, FEBRUARY 27, 2003

FTC and Taiwan Antitrust Clearance Received

MOUNTAIN VIEW, Calif., February 25, 2003 – Synopsys, Inc. (Nasdaq: SNPS) announced today that Synopsys’ wholly owned subsidiary, Neon Acquisition Corporation, has accepted for purchase all shares properly tendered in its tender offer for all the outstanding shares of common stock of Numerical Technologies, Inc. (Nasdaq: NMTC), for $7.00 net per share in cash through the expiration of the offer at 12:00 midnight, New York City time, on Monday, February 24, 2003.

The depositary for the offer has advised Synopsys and Neon Acquisition that, as of the expiration of the offer, an aggregate of approximately 31,043,045 Numerical shares were tendered to Neon Acquisition pursuant to the offer, including approximately 8,566,909 shares delivered through notices of guaranteed delivery, representing approximately 91.15% of the Numerical shares outstanding.

Synopsys also announced that Neon Acquisition is providing and has commenced a subsequent offering period for all remaining untendered shares which will expire at 12:00 midnight, New York City time, on Thursday, February 27, 2003, unless further extended, to permit stockholders who have not yet tendered their shares the opportunity to do so. All shares validly tendered during this subsequent offering period will be immediately accepted and the tendering stockholders will be promptly paid after acceptance. The same $7.00 per share price offered in the prior offering period will be paid during the subsequent offering period. Shares tendered in the prior offering period or during the subsequent offering period may not be withdrawn.

Synopsys further announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act expired and that it had received notice from the Taiwan antitrust authorities that they would not exercise jurisdiction over the acquisition.

Pursuant to the terms of the merger agreement among Synopsys, Neon Acquisition and Numerical, after the expiration of the subsequent offering period, Neon Acquisition will acquire the Numerical shares that it and Synopsys do not then own at the same $7.00 per share price as offered in the tender offer, through a merger of Neon Acquisition with and into Numerical. As a result of this merger, Numerical will become a wholly owned subsidiary of Synopsys.

About Numerical Technologies

Numerical Technologies, Inc., the world’s leading provider of sub-wavelength lithography-enabling technology, develops and markets proprietary technology, software tools and services that enable the production of sub-wavelength integrated circuits (ICs) with feature sizes that are smaller than the wavelength of light used to create circuit patterns on silicon. Numerical’s products and industry alliances form a comprehensive design-to-silicon solution that enables the creation of smaller, faster and more power-efficient ICs using available manufacturing equipment. Numerical’s customers include the world’s top semiconductor companies, design automation tool vendors, semiconductor equipment suppliers and photomask manufacturers. Additional information about the company is available on the Web at http://www.numeritech.com.

About Synopsys

Synopsys, Inc., headquartered in Mountain View, California, creates leading electronic design automation (EDA) tools for the global electronics market. The company delivers advanced design technologies and solutions to developers of complex integrated circuits, electronic systems and systems on a chip. Synopsys also provides consulting and support services to simplify the overall IC design process and accelerate time to market for its customers. Visit Synopsys at http://www.synopsys.com.

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The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Numerical. Neon Acquisition and Synopsys have filed a Tender Offer Statement on Schedule TO, as amended, containing an offer to purchase, form of letter of transmittal and other documents relating to the tender offer, and Numerical has filed a Solicitation/Recommendation Statement on Schedule 14D-9, as amended, with respect to the tender offer with the SEC. Neon Acquisition, Synopsys and Numerical have mailed these documents to Numerical stockholders. These documents contain (and any future amendments may contain) important information about the tender offer and Numerical stockholders are urged to read them carefully and in their entirety. Numerical stockholders may obtain a free copy of these documents at the website maintained by the SEC at http://www.sec.gov. In addition, stockholders may obtain a free copy of these documents from Synopsys by contacting Synopsys at 700 East Middlefield Road, Mountain View, California 94043, attention: Investor Relations.

Documents may also be obtained from D. F. King & Co., Inc., the information agent for the tender offer, 77 Water Street, New York, New York 10005, (212) 269-5550 (banks and brokers call collect) or (800) 628-8532 (all others call toll free).

Synopsys is a registered trademark of Synopsys, Inc. Numerical Technologies is a trademark of Numerical Technologies, Inc.

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